05039978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2005

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One BATTERY PARK PLAZA 6th Floor
(No. and Street)

NEW YORK	NEW YORK	10004-1405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul M. Rosenthal 646 432-4010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNARD KATZ & CO. P.C.
(Name – *if individual, state last, first, middle name*)

ONE MAYFAIR ROAD	EASTCHESTER	NEW YORK	10709
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL M. ROSENTHAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, 2004, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

EXECUTIVE VICE PRESIDENT
Title

Notary Public

NELSON DUNN
Notary Public - State of New York
No. 01DU6107506
Qualified in Westchester County
Commission Expires 04/05/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL/NOSER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Bernard Katz & Co., CPA, PC

ABEL/NOSER CORP.
Financial Statements
Table of Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Position 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Schedules 6
Notes to Financial Statements 7

Supplementary Information Pursuant to Rule 17a-5 of the Securities Act of 1934

Independent Auditors Report on Internal Control 12
Computation of Net Capital and Net Capital Required Under Rule 15c3-1 14
Computation For Determination of Reserve Requirements Under Rule 15c3-3 15
Supplementary Information Pursuant to Rule 17a-5 16

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road/One Michael Frey Dr.
Eastchester, N.Y. 10709
Tel: (914) 779-7555
Fax: (914) 779-0024
e-mail: cpa@bkatzcopc.com

Board of Directors
Abel/Noser Corp.
New York, NY

We have audited the accompanying statement of financial condition of Abel/Noser Corp. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernard Katz & Co. P.C.

Eastchester, New York
February 22, 2005

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 640,180
Receivable from clearing broker	319,608
Receivables - other	439,631
Prepaid expenses	467,703
Marketable securities, at cost, which equals market value	2,823,412
United States Treasury Bond segregated in compliance with federal and other regulations, at market	3,008,657
Securities not readily marketable	3,300
Exchange membership, at cost (market value $1,000,000)	372,500
Property and improvements	2,732,430
Other assets	240,725
	$ 11,048,146

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$ 3,326,388
Accounts payable, accrued expenses, and other liabilities	1,085,352
	4,411,740
Commitments and contingent liabilities	
Stockholders' equity	
Capital stock	60,504
Retained earnings	6,575,902
Total stockholders' equity	6,636,406
	$ 11,048,146

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Net commissions	$ 20,846,540
Transaction measurement analyses fees	1,859,673
Interest and dividends	67,850
Other	221,256
	22,995,319
Expenses	
Employee compensation and benefits	12,672,928
Floor brokerage, exchange and clearance fees	3,721,036
Communications and data processing	544,965
Information services	1,584,774
Occupancy costs	579,545
Other operating expenses	1,803,011
	20,906,259
Income before income taxes	2,089,060
Provision for income taxes	132,471
Net income	$ 1,956,589

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Capital Stock	Retained Earnings	Total
Balances at January 1, 2004	$ 60,504	$ 4,619,313	$ 4,679,817
Net income		1,956,589	1,956,589
Balances at December 31, 2004	$ 60,504	$ 6,575,902	$ 6,636,406

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2004

OPERATING ACTIVITIES	
Net income	$ 1,956,589
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	427,647
Loss on abandonment of fixed assets	83,473
Decrease (increase) in operating assets:	
Receivable from clearing broker	(59,160)
Receivables - other	(160,806)
Prepaid expenses	(17,711)
Increase (decrease) in operating liabilities:	
Payable to customers	(24,876)
Accounts payable, accrued expenses, and other liabilities	247,868
Cash provided from operations	2,453,024
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(2,646,435)
Acquisition of marketable securities	(1,900,790)
Redemption of United States Treasury Note	4,335,000
Acquisition of United States Treasury Bond	(3,002,344)
Accrued interest	54,387
Other	315,745
Cash used in investing activities	(2,844,437)
Decrease in cash	(391,413)
Decrease in cash - unsegregated	(312,041)
Decrease in cash - segregated	(79,372)
Total	(391,413)
Cash - beginning of year	1,031,593
Cash - end of year	$ 640,180

SUPPLEMENTAL INFORMATION

Cash paid during the year for income taxes	$ 155,700

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Schedules
For the Year Ended December 31, 2004

Employee compensation and benefits	
Salaries	
Trading department	$ 2,158,684
Sales department	3,700,092
Computer department	1,780,730
Administrative and compliance	667,838
Officers	3,600,000
	11,907,344
Payroll taxes and employee fringe benefits	
Trading department	93,339
Sales department	129,753
Computer department	100,730
Adminstrative and compliance	60,757
Officers	63,100
Medical benefits	317,905
	765,584
	$ 12,672,928

Other operating expenses	
Trading department	
Travel and meals	$ 91,299
Sales department	
Travel and meals	552,064
Dues, subscriptions and other	50,480
Sales support	18,024
General administrative	
Maintenance and repairs	27,391
Insurance	98,437
Travel and meals	51,748
Office supplies	84,137
Charitable contributions	30,949
Professional fees	157,999
Other	129,363
Loss on abandonment of equipment and fixed assets	83,473
Depreciation and amortization	427,647
	$ 1,803,011

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned equally by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr.

The Company is an institutional discount brokerage firm that specializes in valuation, transaction measurement, and securities trading services, primarily for corporate and institutional retirement plans. The Company is a member of the New York Stock Exchange and other regional exchanges, as well as the Securities Investor Protection Corporation.

Net commissions generated by one of the Company's customers were $3,400,000 which was 16% of the Company's net commissions.

2 - Significant accounting policies

Proprietary securities transactions
Marketable securities and United States Treasury Bond are recorded at market value. Securities not readily marketable are recorded at fair value as determined by management.

Exchange membership
Exchange membership is carried at cost.

Net Commissions
Commissions and related clearing expenses are recorded on a trade date basis.

Depreciation
Furniture and equipment are depreciated over seven years, computer hardware and software are depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Automobiles are depreciated using the rates prescribed by the Internal Revenue Service.

2 - Significant accounting policies (continued)

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3 - Receivables - other

This is comprised of the following:

Transaction measurement service fees	$ 243,146
Advances to customers	182,695
Employee and sundry receivables	13,790
Total	$439,631

4 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Select Shares fund.

5 - United States Treasury Bond segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2004 the company had a United States Treasury Bond with a market value of $3,008,657 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2004 were as follows:

Refund clients	$ 860,617
Pension clients	626,034
Total	$1,486,651

6 – Property and improvements

This is comprised of:

Furniture and fixtures	$ 503,653
Computer equipment and software	1,595,717
Telecommunications equipment	370,142
Automobiles	69,778
Leasehold improvements	998,828
	3,538,118
Less - accumulated depreciation and amortization	805,688
Fixed assets, net	$ 2,732,430

7 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 217,718
Accrued salaries, commissions and bonuses	375,200
Other accrued expenses	492,434
Total	$1,085,352

8 - Capital stock and stockholders' equity

There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain nonallowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital, as adjusted, of $2,293,162, which was $1,999,046 in excess of the required $294,116. The Company's net capital ratio was 1.92 to 1.

10 - Commitments and contingencies

(A) In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commence in February 2005. The leases require the following minimum annual payments:

2005	$ 387,000
2006-2009	$ 465,000
2010-2014	$ 516,000
2015	$ 86,000

The new lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2004 for the new and old offices was $537,893.

(B) The Company is a defendant in a civil action filed by a former employee in the Southern District of New York. The plaintiff seeks unspecified damages for alleged violation of the Family and Medical Leave Act and disability discrimination under the American with Disabilities Act and the New York State and City laws. The case is presently in discovery with depositions to commence shortly. The Company is defending the case vigorously although counsel expects the matter to be referred to a magistrate judge for settlement. Management does not believe that a settlement, if any, will materially impact these financial statements.

11 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

12 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Bernard Katz & Co., CPA, PC

BERNARD KATZ & Co., P.C.
Certified Public Accountants
One Mayfair Road/One Michael Frey Dr.
Eastchester, N.Y. 10709
Tel: (914) 779-7555
Fax: (914) 779-0024
e-mail: cpa@bkatzcopc.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Abel/Noser Corp.
New York, NY

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and
(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernard Katz & Co., P.C.

Bernard Katz & Co., P.C.
Eastchester, New York
February 22, 2005

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

NET CAPITAL		
Total stockholders' equity		$ 6,636,406
Deductions and/or charges: Non-allowable assets		
Exchange membership	$ 372,500	
Property and improvements	2,732,430	
Receivables - other	439,631	
Prepaid expenses	467,703	
Rent security deposits and prepaid relocation expense	240,725	
Securities not readily marketable	3,300	
Other	400	4,256,689
Net capital before haircuts on securities positions		2,379,717
Haircuts on securities positions		86,555
Net capital		$ 2,293,162
AGGREGATE INDEBTEDNESS		
Customer credits payable - 28(e)		$ 3,326,388
Accounts payable, accrued expenses, and other liabilities		1,085,352
Total aggregate indebtedness		$ 4,411,740
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 294,116
Minimum net capital requirement for Broker/Dealer under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 294,116
Net capital		$ 2,293,162
Excess Net Capital		$ 1,999,046
Ratio: Aggregate indebtedness to net capital		1.92 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part IIA filing.

ABEL/NOSER CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

CREDIT BALANCES	
Customer credits payable to 28(e) refund and pension clients - December 31, 2004	$ 1,486,651
Total credit items	1,486,651
DEBIT BALANCES	None
Excess of total credits over total debits	$ 1,486,651
RESERVE COMPUTATION	
Required reserve balance	$ 1,486,651
Amount held on deposit in Special Reserve accounts at December 31, 2004	3,008,657
Excess of reserve accounts over required reserve	$ 1,522,006

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

Reconciliation of Audited and Unaudited Financial Condition

Total ownership equity per unaudited Focus Report	$ 6,636,406
Total ownership equity per Audit Report	$ 6,636,406

ABEL/NOSER CORP.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Material Inadequacies

Our audit program included periodic reviews of practices and procedures of the Company to ascertain that (1) computations of aggregate indebtedness and net capital under Rule 17A-5 are proper and within prescribed limits, (2) the conditions of Rule 15C-3-3 are being complied with.

There were no material inadequacies at the date of our examination in the accounting system or internal accounting controls with regard to the computation of aggregate indebtedness and net capital under Rule 17A-5, or complying with the conditions of Rule 15C-3-3.

No conditions or inadequacies in the Company's accounting system or internal controls have arisen since the date of our audit that require any corrective action.

See separate Report on Internal Control Structure to the Board of Directors.